

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

November 8, 2017

<u>Via E-mail</u>
Eleazar Rivera
President, Secretary, and Treasurer
Alpha Network Alliance Ventures Inc.
11801 Pierce St., 2nd Floor
Riverside, California 92505

       Re: **Alpha Network Alliance Ventures Inc.**
               Form 10-K for Fiscal Year Ended
               December 31, 2016
               Filed April 17, 2017
               File No. 000-54126

Dear Mr. Rivera:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Jennifer Monick

                    Jennifer Monick
                    Assistant Chief Accountant
                    Office of Real Estate and
                    Commodities